UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ___)

1.	Name of the Registrant: Rush Enterprises, Inc.
2.	Name of Persons Relying on Exemption: Merlin Partners LP Ancora Advisors LLC
3.	Address of Persons Relying on the Exemption: c/o Ancora Advisors LLC 6060 Parkland Boulevard, Suite 200 Cleveland, Ohio 441242
4.
Written Materials:

Attached hereto as an exhibit is a copy of a presentation made to Institutional Shareholder Services (ISS) on April 28, 2015.  This material is being submitted pursuant to Rule 14a-6(g)(1).

April 27, 2015 Rush Enterprises, Inc. (RUSHA, RUSHB) Presentation to ISS Ancora Advisors LLC

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net COMPANY OVERVIEW Rush Enterprises, Inc. (“Rush”) engages in the provision of commercial vehicle industry solutions through its network of commercial vehicle dealerships. Rush provides an integrated, one-stop approach to the service and sales of new and used heavy- and medium-duty trucks, aftermarket parts, service, collision center capabilities, chrome accessories, tires, engineered vehicle modification solutions, and a range of financial services including financing, insurance and leasing, and rental options. The company also sells commercial vehicles manufactured by Peterbilt, International, Hino, Ford, Isuzu, Mitsubishi Fuso, IC Bus, and Blue Bird. The company was founded by W. Marvin Rush in 1965 and is headquartered in New Braunfels, TX. *

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net EXECUTIVE SUMMARY In 2002, Rush Enterprises created a dual class share structure (class A and B). At the time, the Rush family held approximately 38% of the company’s outstanding shares. The original rationale for creating the dual share classes was to maintain relationships with two key (material) vendors, PACCAR (Peterbilt) and John Deere. The PACCAR dealer agreement could be terminated by PACCAR if the Rush family voting interest fell below 30%. It has since been amended to require 22% minimum voting power. As of April 1, 2015, the Rush family and executives own shares representing 31% of the company’s voting power, yet representing only 13% economic interest of all shares. Ancora Advisors LLC is a long-time shareholder of Rush Enterprises, originally purchasing shares on April 9, 2009. On December 8, 2014, Merlin Partners LP, an investment partnership of which Ancora Advisors LLC is the General Partner, submitted a 14a-8 proposal that requests that the board develop a plan to collapse the dual-class equity share structure. The company filed for no-action relief with the SEC with the reasoning that the company lacks the power to implement the proposal. Ancora’s SEC response document is attached as an exhibit. The SEC disagreed with the company’s assessment and allowed the 14a-8 proposal to go forward. The company, in its Statement in Opposition in the annual proxy, claims the passage of the proposal may lead to the termination of a major contract with PACCAR. The evidence is clear that this proposal will NOT endanger the company’s business. On the following slides we present the evidence to support this claim (including our own research and 3rd party research). On the contrary, the current dual-class equity structure has clearly harmed minority shareholders. Our research illustrates that the company’s meager total shareholder returns (“TSR”), despite its outstanding operational performance, is the result of the dual-class equity structure . *

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net I. THE PROPOSAL * *RESOLVED, that stockholders of Rush Enterprises, Inc. (“Rush Enterprises” or the “Company”) request that the Board of Directors take the necessary steps (excluding those steps that must be taken by the Company’s stockholders) to adopt a recapitalization plan that would eliminate Rush Enterprises’ dual-class capital structure and provide that each outstanding share of common stock has one vote. *To view proposal with supporting statement, double click following PDF icon.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net II. NO-ACTION REQUEST * The Company appealed to the SEC by submitting a no-action request to exclude the proposal under Rule 14a-8(i)(6) “because the Company lacks the power and authority to implement the proposal.” The SEC disagreed.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net III.(a) PROXY STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL * After the company failed to suppress the proposal through the SEC no-action request process, it attacked the proposal in the Statement In Opposition contained within the proxy.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net III.(b) PROXY STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL * Company Statement : The Board of Directors unanimously recommends that the Company’s shareholders vote AGAINST this proposal because the elimination of the Company’s dual-class capital structure could result in the immediate termination of the Company’s Dealer Sales and Service Agreements (the “Dealer Agreements”) with Peterbilt Motors Company Ancora Response: The language in the statement above amounts to scare tactics and inappropriately ties the passage of the proposal to immediate termination of the Peterbilt contract. Approval of the proposal will NOT result in the “immediate termination” of the Peterbilt contract. If approved by shareholders, the proposal only requires that management chart a course to collapse the dual-class share structure. So, the Board of Directors retains the flexibility and responsibility to chart this course in a manner that is most advantageous to the company and ALL its shareholders, while avoiding a negative impact to the Company.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net III.(c) PROXY STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL * Company Statement : Dealer agreements with vehicle manufacturers are traditionally personal services agreements in which the manufacturer grants a franchise to an individual to represent its brand in a territory and prohibits transfer of any ownership interest in the franchise without the manufacturer’s prior consent. Ancora Response: The statement is inaccurate. Cervus is also a Paccar distributor and owns a significant share of Peterbilt dealerships in Canada. It is not required to maintain a dual-class share structure. The Paccar business also experienced a change of control event recently when Cervus recently purchased 12 Peterbilt dealerships in 2014. The existence of Cervus, another publicly-traded company with a significant PACCAR relationship that is neither required to maintain a minimum voting rights clause in its Peterbilt agreement nor a dual-class structure is evidence that the board can negotiate to eliminate the current equity structure without damaging the business.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net III.(d) PROXY STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL * Company Statement : PACCAR required the inclusion of provisions in the Dealer Agreements to, among other things, assure that the existing owners and managers of the Company retained a significant role and interest in running the Company. Ancora Response: The statement is disconnected from reality. The existence of the dual-class equity structure allows the Rush family and managers to retain a significant role while it allows them to REDUCE their (economic) interest while running the company. When the dual class structure was created in 2002, the Rush family owned 38.0% of the shares outstanding. Post recapitalization, and as detailed in the Company’s 2003 Schedule 14A filing, the Rush family held a combined 41.0% voting interest. Despite the fact the Rush family has sold approximately 96% of its Class A shares since April 24, 2003, they have managed to retain nearly a 30% voting interest.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net III.(e) PROXY STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL * Company Statement : Accordingly, the Dealer Agreements currently provide that PACCAR may immediately terminate the Dealer Agreements “for cause” if the aggregate voting power held by certain members of the Rush family and Company management (collectively, the “Dealer Principals”) decreases below twenty-two percent (22%) with respect to the election of directors of the Company (“the “Voting Interest Provision”). Ancora Response: The 22% voting threshold has been negotiated down since inception when it was set at 30%. This is evidence that PACCAR is willing to relax the Voting Interest Provision burden. Furthermore, the fact that Cervus operates Peterbilt dealerships without a dual-class structure suggests it is not a requirement.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net III.(f) PROXY STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL * Company Statement : Upon receiving this proposal, the Company called representatives of PACCAR to discuss the possible elimination of the Voting Interest Provision and followed up such discussions with a written request. As in the past, PACCAR indicated that it was not amenable to eliminating the Voting Interest Provision at this time. Ancora Response: Passage of the proposal can be used as a tool in negotiations with PACCAR. It is understandable that PACCAR would respond in the manner they did to a “request” since there is no impetus for change. If shareholders pass the proposal despite the company’s opposition, it will send a message to both Rush and PACCAR that shareholders are not requesting change, but demanding it. Additionally, if Cervus is not required by PACCAR to maintain a dual-class structure, certainly Rush Enterprise, a much more significant channel of revenue for PACCAR should be afforded the same treatment.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net III.(g) PROXY STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL * Company Statement : The Company’s dual-class capital structure helps ensure that one of the Company’s most important commercial relationships remains in place. The Company is not a “controlled company” under the NASDAQ stock market rules and approximately 67% of the vote (primarily represented by the “high vote” Class B Shares) is owned by persons that are not members of the Rush family, management or their affiliates. Ancora Response: The statement above is contradictory. It states the dual-class structure on one hand helps the Rush family maintain control so the Peterbilt contract remains in place, but on the other hand the company is not a “controlled company.” We agree, the company is not a controlled company which is why the dual-class structure is ineffective and unnecessary. Given the current ownership level of the family and executives, the dual-class structure cannot prevent one shareholder or a group from accumulating a larger position than 31%, thereby violating the Voting Interest Provision which could lead to the termination of the Peterbilt contract.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net III.(h) PROXY STATEMENT IN OPPOSITION TO SHAREHOLDER PROPOSAL * Summary of Statement in Opposition The company generally makes erroneous, misleading or contradictory statements in its opposition statement in the proxy. The dual-class equity structure clearly creates a “wedge” between management’s control and its economic interest. Next we consider a preponderance of analysis that shows there is little doubt dual-class equity structures destroy value.

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net IV. EVIDENCE AGAINST DUAL-CLASS SHARE STRUCTURE: SUMMARY * Key points from studies on dual-class share structure (See Appendix for citations) Gompers et al., “Extreme Governance: An Analysis of Dual-Class Firms in the United States” shows poor stock performance is directly correlated to the size of the “wedge” between economic rights and voting rights of the controlling party. In other words, the larger the disparity between voting and economic rights of the stock held by the controlling party, the more the stock underperforms and trades at a valuation discount. The IRRC study “Controlled Companies in the Standard & Poor’s 1500: A Ten Year Performance and Risk Review” found: Non-controlled firms outperform controlled firms over a 10-year period. Control companies have more material weaknesses in control environments and more related party transactions than non-control companies. Control companies with multiclass structures consistently exhibit materially more share price volatility than non-control companies. Controlled firms with a single class of stock have more conventional governance features with respect to board accountability and shareholder rights compared to controlled firms with multiclass capital structures. Tian Wen, “You Can’t Sell Your Firm and Own it Too: Disallowing Dual-Class Stock Companies From Listing on the Securities Exchanges” points to the fact that there are signs many institutional investors are beginning to shift their investments away from companies with dual-class stock. A small sample of organizations that reject the dual-class share structure in favor of one-share, one vote: CalPERS CFA Institute IRRC Institute Proxy voting firms including ISS Council of Institutional Investors

ANCORA

▶ V.(a) RUSH PERFORMANCE ANALYSIS: COMPARABLE COMPANIES

Ancora compared the equity and operational performance of RUSHA to that of similar publicly traded companies *

Name	Market Cap	Industry*	Company Description
LITHIA MTRS INC	2,615	Specialty Stores (3540)	Lithia Motors, Inc is engaged in automotive retail business which operates automotive franchises and retailer of new and used vehicles and services. The company sells new and used cars and light trucks, replacement parts, provides vehicle maintenance, warranty, paint and repair services and arranges related financing, service contracts, protection products and credit insurance. Its dealerships are located in mid-size regional markets throughout the Western and Midwestern regions of the United States. Lithia Motors was founded by Walt DeBoer in 1946 and is headquartered in Medford, OR.
PENSKE AUTOMOTIVE GRP INC	4,752	Specialty Stores (3540)	Penske Automotive Group, Inc. owns and operates retail automotive franchises. The company is engaged in the sale of new and used motor vehicles and related products and services, including vehicle service, collision repair, and placement of finance and lease contracts, third-party insurance products and other aftermarket products. It operates through two segments: Retail and Other. The Retail segment includes all automotive dealerships and all departments relevant to the operation of the dealerships and the retail automotive joint ventures. The Other segment consists of its Hertz rental business and investments in non-automotive retail operations. The company was founded in October 1992 and is headquartered in Bloomfield Hills, MI.
ASBURY AUTOMOTIVE GROUP INC	2,395	Specialty Stores (3540)	Asbury Automotive Group, Inc. operates as an automotive retailers and services company. The company operates through only one segment, automotive retail. It offers a range of automotive products and services, including new and used vehicles; vehicle maintenance, replacement parts and collision repair services; new and used vehicle financing; and aftermarket products such as insurance, warranty and service contracts. Asbury Automotive was founded in 1995 and is headquartered in Duluth, GA.
GROUP 1 AUTOMOTIVE INC	2,104	Specialty Stores (3540)	Group 1 Automotive, Inc. owns and operates automobile dealerships, franchises and collision service centers. It sells new and used cars, light trucks and vehicle parts; provides insurance contracts services; offers automotive maintenance and repair services; and also provides vehicle financing services. Group 1 Automotive was founded in 1995 and is headquartered in Houston, TX.
SONIC AUTOMOTIVE INC	1,280	Specialty Stores (3540)	Sonic Automotive, Inc. operates as a automotive retailer. The company's services include sales of both new and used cars and light trucks, sales of replacement parts and performance of vehicle maintenance, warranty, paint and repair services and arrangement of extended service contracts, financing, insurance, vehicle protection products and other aftermarket products for automotive customers. Sonic Automotive was founded by Ollen Bruton Smith and Bryan Scott Smith in January 1997 and is headquartered in Charlotte, NC.
CERVUS EQUIP CORP	292	Specialty Stores	Cervus Equipment Corp. is engaged in the business of acquiring and operating authorized agricultural, industrial and construction equipment dealerships. It is primarily involved in the sale, after-sale service and maintenance of agricultural, construction and industrial equipment. The company also provides equipment rental, primarily in the construction and industrial equipment segment. It operates through the two segments: Agricultural Equipment, and Commercial & Industrial Equipment. The Agricultural Equipment segment consists of John Deere dealerships located in Alberta, Saskatchewan, British Columbia, New Zealand and Australia. The Commercial & Industrial Equipment segment consists of Bobcat/JCB, Clark, Sellick, and Doosan material handling and forklift equipment dealerships operating in Alberta; Clark, Sellick, and Doosan material handling and forklift equipment dealerships operating in Saskatchewan and Manitoba; and Peterbilt truck dealerships and collision repair center operating in Saskatchewan. The company was founded by Peter Alan Lacey on January 10, 1980 and is headquartered in Calgary, Canada.

* Peers selected based on FactSet Industry, SIC code, business model comparability (i.e. similar product segments and vendor relationships)

Ancora Advisors ● 6060 Parkland Boulevard, Suite 200 ● Cleveland, OH 44124 ● Tel (216) 825-4000 ● www.ancora.net
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Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net V.(b) RUSH COMPARATIVE OPERATING PERFORMANCE * Rush has achieved superior operating performance vs. comparable companies

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net V.(c) RUSH COMPARATIVE EQUITY PERFORMANCE * But Total Stockholder Return (TSR) to minority shareholders has been underwhelming

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net V.(d) RUSH EQUITY PERFORMANCE VS. OPERATING PERFORMANCE * Note the TSR generally tracks operating performance (EPS growth) except in the case of Rush Enterprises. Multiple studies on dual-class shares suggest that the dual-class equity structure is the cause of this disconnect. Massive Disconnect!!

Ancora Advisors  6060 Parkland Boulevard, Suite 200  Cleveland, OH 44124  Tel (216) 825-4000  www.ancora.net CONCLUSION Given the massive disconnect between earnings growth and TSR, there is little doubt Rush minority shareholders have not been rewarded for Rush’s outstanding growth over the past 5 years. We believe the evidence strongly suggests the reason for TSR / Operational Performance disconnect is due to the dual-class share capital structure. The company’s business will not be endangered when the proposal is passed. The company has discretion in formulating a plan to collapse the share structure and is not required to do so in a manner that will harm the business. PACCAR could be amenable to eliminating the dual-class structure if the proposal’s passage is viewed as a shareholder mandate. Evidence of this exists in the form of Cervus, a significant distributor of PACCAR products that is not required to maintain a dual-class share structure. Like Rush, PACCAR is a public company and is currently dealing with its own shareholder proposal. As a result, PACCAR would likely be receptive (sympathetic) to shareholder sponsored resolutions. The board can and should move to eliminate the dual-class share structure once the proposal is passed so that minority shareholders are finally rewarded in accordance with the risk of holding Rush common equity. *

ANCORA

APPENDIX: RESEARCH REFERENCES

1. Gompers, Paul A. and Ishii, Joy L. and Metrick, Andrew, Extreme Governance: An Analysis of Dual-Class Companies in the United States (May 1, 2008). http://ssrn.com/abstract=562511 or http://dx.doi.org/10.2139/ssrn.562511
2. IRRC Institute and ISS, Controlled Companies in the Standard and Poor's 1500: A Ten Year Performance and Risk Review (October 2, 2012). http://irrcinstitute.org/projects.php?project=61
3. Wen, Tian, You Can't Sell Your Firma and Own it Too: Disallowing Dual-Class Stock Companies From Listing on the Securities Exchanges (May 2014). http://www.pennlawreview.com/print/162 -U-Pa-L-Rev-1495.pdf
4. ISS, The Tragedy of the Dual Class Commons (February 13, 2012). http://online.wsj.com/public/resources/documents/facebook0214.pdf
5. Khalil, Samer and Magnan, Michel, Dual-Class Shares: Governance, Risks and Rewards, Ivy Business Journal (May / June 2007). http://iveybusinessjournal.com/publication/dual -class-shares-governance-risks-and-rewards/
6. Noked, Noam, The Dangers of Dual Share Classes(May 21, 2012). http://blogs.law.harvard.edu/corpgov/2012/05/21/the -dangers-of-dual-share-classes/
7. CFA Institute Policy - one share, one vote. http://www.cfainstitute.org/ethics/topics/Pages/voting_rights.aspx?PageName=searchresults&ResultsPage=1
8. Council of Institutional Investors . http://www.cii.org/dualclass_stock
9. ISS Policy - one share, one vote. http://www.issgovernance.com/file/policy/2015 -us-summary -voting-guidelines-updated.pdf (pg. 29)
10. Gladman, Kimberly and Young, Beth, Share Class Shenanigans, GMI Ratings (2012). http://library.constantcontact.com/download/get/file/1102561686275 -114/GMIRatings_EmmisDualClass_052012.pdf
11. Shareholder Association for Research and Education, Second Class Investors: The Use and Abuse of Subordinated Shares in Canada (April 2004). *www.share.ca/files/Second_Class_Investors.pdf*
12. Basar, Shanny, CalPERS Sets Sights on Dual-Class Stock Structures, WALL ST. J. (Aug. 20, 2012). http://www.wsj.com/articles/SB10000872396390443855804577601271252759472
13. The Canadian Coalition for Good Governance (CCGG) Dual Class Share Policy. admin.yourwebdepartment.com/site/ccgg/assets/pdf/Dual_Class_Share_Policy.pdf
14. Parliament of Canada . http://www.parl.gc.ca/Content/LOP/ResearchPublications/prb0526 -e.htm

Ancora Advisors • 6060 Parkland Boulevard, Suite 200 • Cleveland, OH 44124 • Tel (216) 825-4000 • www.ancora.net 20